KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

October 25, 2021

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 20, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Item 3. Key Information, page 4

1.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in Item 3, a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

KE Holdings Inc.

October 25, 2021

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and VIE Contractual Arrangements

KE Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs. Our value-added telecommunication services and certain financial services in the PRC have been conducted through our VIEs in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of value-added telecommunication services, certain financial services and other restricted businesses. Revenues contributed by our VIEs accounted for 11.6%, 1.7% and % of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. In particular, through:

(i) the power of attorney agreements, pursuant to which each shareholder of our VIEs irrevocably undertakes to appoint the WFOE or its designee(s) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of our VIEs, the equity pledge agreements, pursuant to which shareholders of our VIEs pledged all of their respective equity interests in our VIEs to our WFOEs as security for performance of the obligations of our VIEs and their shareholders under other contractual agreements, and spousal consent letters, pursuant to which each of the spouses of the applicable individual shareholders of our VIEs acknowledges and confirms the execution of the other relevant contractual agreements and unconditionally and irrevocably agrees that the equity interest in our VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements, we retain effective control over our VIEs;

KE Holdings Inc.

October 25, 2021

(ii) the exclusive business cooperation agreements, pursuant to which each of our WFOEs has the exclusive right to provide the respective VIE with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services and the VIE agrees to pay the respective WFOE services fees in the amount determined by the respective WFOE, we may receive substantially all economic benefits from our VIEs; and

(iii) the exclusive option agreements, pursuant to which the shareholders of each of our VIEs irrevocably grant the respective WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in our VIEs at a nominal consideration or the lowest price permitted by applicable PRC law, we have the option to purchase the equity interest in our VIEs at low cost. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “Item 3. Key Information—D. Risk Factors——Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

KE Holdings Inc.

October 25, 2021

The Company further undertakes to move the diagram of the Company’s corporate structure, including who the equity ownership interests are of each entity, on page 85 to the outset of Item 3 in its future Form 20-F filings.

2.	At the outset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our businesses do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value.

KE Holdings Inc.

October 25, 2021

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.””

3.	At the outset of Item 3, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our PRC subsidiaries and VIEs, our relevant PRC subsidiaries and VIEs are required to obtain, and have obtained the following permissions for their operations:

•	Filings for Real Estate Brokerage Business: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Real Estate Brokerage Business and Real Estate Agency Enterprises” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions” for more details.

•	Operating License for Value-Added Telecommunication Business, or the VATS License: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Value-Added Telecommunications Services” for more details.

KE Holdings Inc.

October 25, 2021

•	License for Non-Financial Institution Payment Service: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Payment” for more details.

•	Approval for Establishment of Micro credit Company: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Micro Credit Business” for more details.

•	License for Financing Guarantee Business: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee” for more details.

•	License for Insurance Brokerage Business: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Insurance Brokerage” for more details.

•	Approval for Commercial Factoring Business: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Commercial Factoring” for more details.

•	License for Online Culture Business: Please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Culture Activities” for more details.

Apart from the permits and licenses above, we may be subject to additional licensing requirements for our business operation due to the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions” for more details.

As for the permissions required for us, our PRC subsidiaries and our VIEs in connection with the issuance of securities to foreign investors, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

KE Holdings Inc.

October 25, 2021

4.	At the outset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“KE Holdings Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control our VIEs through contractual arrangements, they are not able to make direct capital contribution to our VIEs and its subsidiaries. However, they may transfer cash to our VIEs by loans or by making payment to the VIEs for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in millions)
Loans from parent to Cayman, BVI, and Hong Kong subsidiaries	15,720	38,818
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	3,226	538
Loans from Hong Kong subsidiaries to PRC subsidiaries	9,799	6,684
Amounts paid / (received) by subsidiaries to / (from) VIEs*	10,937	(1,665)
Transfer of intangible asset (advertising resources) from Parent to subsidiaries	—	2,036

Note:

* The cash flows between the subsidiaries and the VIEs included the following:

•	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;

•	Cash paid by the subsidiaries to the VIEs for referral and other services;

•	Cash paid by the VIEs to the subsidiaries for referral and professional services; and

•	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

KE Holdings Inc.

October 25, 2021

The cash received from loans and payment for acquiring the subsidiaries were used by our VIEs for returning the onshore capital to preferred shareholders in connection with the reorganization. Other funds have been used by our VIEs for their operations.

As of December 31, 2021, the Parent had made cumulative capital contribution of RMB            million and provided cumulative loans of RMB            million to our PRC subsidiaries through intermediate holding companies.

Our VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of our VIEs and its corresponding WFOEs, each of our VIEs agrees to pay the relevant WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to the VIEs by the WFOEs, no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.

KE Holdings Inc.

October 25, 2021

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%

Tax on earnings at statutory rate of 25%(3)	(25)%

Net earnings available for distribution	75%

Withholding tax at standard rate of 10%(4)	(7.5)%

Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge our VIEs for services provided to VIEs. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

KE Holdings Inc.

October 25, 2021

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIE but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

As KE Holdings Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from our VIEs pursuant to the exclusive business cooperation agreement with our VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and our VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of the VIEs to settle amounts owned under the VIE agreements.”

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

KE Holdings Inc.

October 25, 2021

5.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Early in your Item 3 disclosure, please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure early in Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Financial Information Related to the VIEs

The following table presents the condensed consolidating balance sheet data for our VIEs and other entities as of the dates presented.

	As of December 31, 2020					As of December 31, 2021

	Parent	VIEs	Subsidiaries	Eliminations	Consolidated	Parent	VIEs	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	3,261,585	1,082,388	36,626,006	—	40,969,979
Restricted cash	—	6,061,240	2,506,256	—	8,567,496
Short-term investments	3,903,368	1,065,752	10,719,201	—	15,688,321
Accounts receivable, net	—	92,123	13,091,436	—	13,183,559
Amount due from the Group companies(1)	2,618,824	2,603,884	2,822,983	(8,045,691)	—
Other current assets	54,882	1,865,755	7,209,109	—	9,129,746
Total current assets	9,838,659	12,771,142	72,974,991	(8,045,691)	87,539,101
Investment in subsidiaries and VIEs(2)	57,035,601	—	—	(57,035,601)	—
Right-of-use assets	—	45,609	6,775,491	—	6,821,100
Intangible assets, net (3)	—	48,452	3,013,220	(1,419,021)	1,642,651
Other non-current assets	—	620,110	7,662,675	9,899	8,292,684
Total non-current assets	57,035,601	714,171	17,451,386	(58,444,723)	16,756,435
TOTAL ASSETS	66,874,260	13,485,313	90,426,377	(66,490,414)	104,295,536
Accounts payable	—	139,103	6,455,743	—	6,594,846
Employee compensation and welfare payable	—	358,456	10,873,344	—	11,231,800
Customer deposits payable	—	5,380,491	1,362,765	—	6,743,256
Amount due to the Group companies(1)	—	1,844,518	6,201,173	(8,045,691)	—
Other current liabilities	108,813	2,041,704	6,912,927	—	9,063,444
Total current liabilities	108,813	9,764,272	31,805,952	(8,045,691)	33,633,346
Total non-current liabilities	—	48,175	3,821,499	—	3,869,674
TOTAL LIABILITIES	108,813	9,812,447	35,627,451	(8,045,691)	37,503,020
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,765,447	3,672,866	54,798,926	(58,444,723)	66,792,516
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	66,874,260	13,485,313	90,426,377	(66,490,414)	104,295,536

KE Holdings Inc.

October 25, 2021

The following table presents the condensed consolidating statements of operations for our VIEs and other entities for the periods presented.

	For the Year ended December 31, 2019					For the Year ended December 31, 2020					For the Year ended December 31, 2021

	Parent	VIEs	Subsidiaries	Eliminations	Consolidated	Parent	VIEs	Subsidiaries	Eliminations	Consolidated	Parent	VIEs	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Total net revenues (4)	—	6,793,851	42,511,898	(3,290,843)	46,014,906	—	1,207,598	69,697,852	(424,472)	70,480,978
Total cost of revenues (4)	—	(5,702,365)	(32,313,555)	3,269,058	(34,746,862)	—	(490,513)	(53,531,047)	400,439	(53,621,121)
Gross profit	—	1,091,486	10,198,343	(21,785)	11,268,044	—	717,085	16,166,805	(24,033)	16,859,857
Operating expenses (4)	(584,948)	(1,676,094)	(10,815,784)	23,242	(13,053,584)	(203,686)	(378,111)	(13,741,200)	304,949	(14,018,048)
Others	(10,404)	340,870	179,310	—	509,776	161,577	315,425	1,068,308	—	1,545,310
Income from the Group companies (3)	—	—	—	—	—	756,812	—	—	(756,812)	—
Share of income (loss) of subsidiaries and VIEs (2)	(1,588,194)	—	—	1,588,194	—	2,062,889	—	—	(2,062,889)	—
Income (loss) before income tax benefit (expense)	(2,183,546)	(243,738)	(438,131)	1,589,651	(1,275,764)	2,777,592	654,399	3,493,913	(2,538,785)	4,387,119
Income tax benefit (expense)	—	56,200	(960,563)	—	(904,363)	—	(40,176)	(1,568,620)	—	(1,608,796)
Net income (loss)	(2,183,546)	(187,538)	(1,398,694)	1,589,651	(2,180,127)	2,777,592	614,223	1,925,293	(2,538,785)	2,778,323

Beijing Lianjia, one of our VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in revenues contributed by our VIEs from 11.6% in 2019 to 1.7% in 2020 is primarily attributable to the reorganization. We expect the net income contributed by our VIEs to further decrease in 2021.

KE Holdings Inc.

October 25, 2021

The following table presents condensed consolidating cash flow data for our VIEs and other entities for the years ended presented.

	For the Year ended December 31, 2019					For the Year ended December 31, 2020					For the Year ended December 31, 2021

	Parent	VIEs	Subsidiaries	Eliminations	Consolidated	Parent	VIEs	Subsidiaries	Eliminations	Consolidated	Parent	VIEs	Subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by (used in) operating activities	9,224	6,701,805	(6,598,403)	—	112,626	(72,175)	(2,192,335)	11,626,459	—	9,361,949

Cash flows from investing activities:
Purchases of short-term investments	—	(9,642,825)	(708,760)	—	(10,351,585)	(13,152,338)	(7,825,781)	(31,987,954)	—	(52,966,073)
Maturities of short-term investments	—	10,349,057	787,325	—	11,136,382	9,295,994	8,289,079	22,182,571	—	39,767,644
Cash paid for business combination, net of cash acquired	—	—	(772,783)	—	(772,783)	—	—	(10,800)	—	(10,800)
Purchases of property, equipment and intangible assets	—	(11,821)	(691,187)	—	(703,008)	—	—	(887,002)	—	(887,002)
Investments in and loans to subsidiaries (2)	(15,719,863)	—	—	15,719,863	—	(38,818,154)	—	—	38,818,154	—
Loans to related parties	—	—	(584,576)	—	(584,576)	—	—	(29,953)	—	(29,953)
Repayments of loans from related parties	—	95,792	580,000	—	675,792	—	1,909,500	2,151	—	1,911,651
Financing receivables originated	—	(16,178,638)	—	—	(16,178,638)	—	(33,551,045)	(3,625,817)	—	(37,176,862)
Collections of financing receivables principal	—	14,792,984	—	—	14,792,984	—	34,772,082	612,361	—	35,384,443
Purchases of long-term investments	—	(190,608)	(1,727,252)	—	(1,917,860)	—	—	(996,123)	—	(996,123)
Other investing activities	—	87,125	(57,555)	—	29,570	—	(179,986)	205,443	—	25,457
Net cash provided by (used in) investing activities	(15,719,863)	(698,934)	(3,174,788)	15,719,863	(3,873,722)	(42,674,498)	3,413,849	(14,535,123)	38,818,154	(14,977,618)
Cash flows from financing activities:
Proceeds from issues of convertible redeemable preferred shares	15,844,058	—	—	—	15,844,058	—	—	—	—	—
Cash transferred from subsidiaries to parent company for Reorganization	—	—	—	—	—	2,351,587	—	(2,351,587)	—	—
Proceeds and loans from Parent (2)	—	—	15,719,863	(15,719,863)	—	—	—	38,818,154	(38,818,154)	—
Ordinary shares issued upon IPO, net of issuance costs	—	—	—	—	—	16,345,822	—	—	—	16,345,822
Ordinary shares issued upon follow-on public offering, net of issuance costs	—	—	—	—	—	15,284,283	—	—	—	15,284,283
Proceeds from short-term borrowings	1,532,545	1,800,798	—	—	3,333,343	—	250,000	—	—	250,000
Repayments of short-term borrowings	(1,532,545)	(1,290,798)	—	—	(2,823,343)	—	(970,000)	—	—	(970,000)
Proceeds from funding debts	—	3,950,227	—	—	3,950,227	—	3,260,988	—	—	3,260,988
Repayments of funding debts	—	(2,582,213)	—	—	(2,582,213)	—	(4,032,701)	—	—	(4,032,701)
Proceeds from long-term borrowings	—	—	4,880,423	—	4,880,423	—	—	42,040	—	42,040
Repayments of long-term borrowings	—	—	—	—	—	—	—	(4,528,725)	—	(4,528,725)
Reinjection of capital from preferred shareholders in connection with the Reorganization	9,892,606	—	—	—	9,892,606	—	—	—	—	—
Repatriation of capital to preferred shareholders to facilitate the Reorganization	—	(6,931,136)	—	—	(6,931,136)	—	—	—	—	—
Repurchases of preferred shares	—	(2,414,607)	—	—	(2,414,607)	—	—	—	—	—
Other financing activities	27,125	25,657	(175,744)	—	(122,962)	169,915	(80,135)	(335,237)	—	(245,457)
Net cash provided by (used in) financing activities	25,763,789	(7,442,072)	20,424,542	(15,719,863)	23,026,396	34,151,607	(1,571,848)	31,644,645	(38,818,154)	25,406,250

Effect of exchange rate change on cash, cash equivalents and restricted cash	(43,253)	—	(51,669)	—	(94,922)	(668,623)	—	(1,515,059)	—	(2,183,682)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,009,897	(1,439,201)	10,599,682	—	19,170,378	(9,263,689)	(350,334)	27,220,922	—	17,606,899
Cash, cash equivalents and restricted cash at the beginning of the year	2,515,377	8,933,162	1,311,659	—	12,760,198	12,525,274	7,493,961	11,911,341	—	31,930,576
Cash, cash equivalents and restricted cash at the end of the year	12,525,274	7,493,961	11,911,341	—	31,930,576	3,261,585	7,143,627	39,132,263	—	49,537,475

Notes:

(1)           It represents the elimination of intercompany balances among parent, the VIEs and our subsidiaries.

(2)           It represents the elimination of the investment in and loans to the subsidiaries by the Parent.

(3)           It represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries and the elimination of gain recognized in this transaction.

(4)           Intercompany sales of payment platform, referral and other services were eliminated at the consolidation level.

KE Holdings Inc.

October 25, 2021

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

6.	Early in your Item 3 disclosure, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure early in Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our ADSs may be delisted or prohibited in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. Our auditor is currently not subject to inspections by the PCAOB.”

Part I, page 4

7.	At the outset of Part I, please include an Explanatory Note that discloses prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

KE Holdings Inc.

October 25, 2021

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in in its future Form 20-F filing, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Explanatory Note

KE Holdings Inc. is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with our variable interest entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial services. Therefore, we operate such business in China through our variable interest entities, Beijing Lianjia Real Estate Brokerage Co., Ltd., Tianjin Xiaowu Information & Technology Co., Ltd., and Beijing Yiju Taihe Technology Co., Ltd., which we refer to as our VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs accounted for 11.6%, 1.7% and % of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the operations and consolidated financial information, our VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. The VIE structure is perceived as replicating foreign investment in China-based companies where PRC regulations prohibit direct foreign investment in the operating companies, and investors may not directly hold equity interests in our VIEs or in the businesses that are conducted by our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in our VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

KE Holdings Inc.

October 25, 2021

8.	At the outset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Business Overview in Item 4 should address, but not necessarily be limited to, the risks highlighted in Part I.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.””

9.	At the outset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors have purchased their interest.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in in its future Form 20-F filings:

“As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.”

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of its VIEs and will revise to reflect the updated disclosure throughout its future 20-F filings.

KE Holdings Inc.

October 25, 2021

D. Risk Factors, page 8

10.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes, in its future Form 20-F filings, to insert the following disclosure to the risk factor under the heading of “If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 25, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs which contribute to % of our revenues in 2021. Our holding company in the Cayman Islands, our VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.”

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also acknowledge the risk that any action to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully propose to insert the risk factor in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

KE Holdings Inc.

October 25, 2021

We conduct our business primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council recently jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Since the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

12.	Please revise your disclosure to explain how the Cyberspace Administration of China oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes, in its future Form 20-F filings, to insert the following disclosure to the risk factor under the heading of “Our business generates and processes a large amount of data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” on page 25, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

KE Holdings Inc.

October 25, 2021

“On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 10, 2021, the CAC published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The draft measures further stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The draft measures were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

As of the date of this annual report, no detailed rules or implementation has been issued by any Protection Departments and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.”

*         *         *

KE Holdings Inc.

October 25, 2021

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP